EXHIBIT 1
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FOR IMMEDIATE RELEASE                                            23 October 2003

                              WPP GROUP PLC ("WPP")

                           Notice of Q3 Trading Update

WPP will announce its third quarter trading update for the nine months ended 30 September 2003 on Tuesday 28 October 2003.



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